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Exhibit 12

Avis Group Holdings, Inc. and Subsidiaries
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Dollars in thousands)

	Three Months Ended March 31, 2003		Three Months Ended March 31, 2002
Earnings available to cover fixed charges:
Loss before income taxes	$(8,906)		$(4,153)
Plus: Fixed charges	63,791		72,062
Less: Capitalization of interest	—		(3)

Earnings available to cover fixed charges	$54,885		$67,906

Fixed charges(a):
Interest, including amortization of deferred financing costs	53,079		62,106
Interest portion of rental payment	10,712		9,956

Total fixed charges	$63,791		$72,062

Ratio of earnings to fixed charges(b):	0.86	x	0.94	x

  (a)
  Consists of interest expense on all indebtedness (including amortization of deferred financing costs) and the portion of operating lease rental expense that is representative of the interest factor.

  (b)
  Total fixed charges exceed earnings available to cover fixed charges by $8.9 million and $4.2 million for the three months ended March 31, 2003 and 2002, respectively.

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Avis Group Holdings, Inc. and Subsidiaries COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES (Dollars in thousands)